UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL ANNOUNCES PARTIAL EARLY REPAYMENT OF LOAN OBLIGATIONS TO VTB BANK

Moscow, Russia – February 10, 2022 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports early repayment of its obligations to VTB Bank regarding its dollar-denominated loan.

Southern Kuzbass Coal Company, which is part of Mechel Group’s mining segment, acted as the debtor on this loan. As part of the restructuring conducted in 2020, the outstanding 341-million-dollar amount on this loan was scheduled to be repaid by the end of April 2022. In early February, Southern Kuzbass Coal Company repaid the outstanding amount on this loan in full ahead of schedule. As a result, part of the collateral pledged to VTB Bank will be released.

“Mechel’s management has repeatedly noted that repayment of our loan obligations are a top priority for us. On behalf of our company, I would like to offer our deepest gratitude to our partners at VTB Bank for these fruitful joint efforts. Repaying this debt is yet another important step in improving the Group’s financial balance. I am sure that this will help us secure stable operations at Mechel’s facilities and support social stability in regions of our presence,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

“Mechel Group is servicing its debt to VTB Bank promptly and in full. Due to rising steel prices, as well as the increased prices for coking and thermal coal, the company is demonstrating a major improvement in its financial results. VTB Bank remains Mechel’s reliable partner and is interested in its stable operations and further development,” First Deputy President and Chairman of VTB Bank Management Board Yuri Soloviev said.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: February 10, 2022

2